

October 5, 2012

<u>**Via E-Mail**</u>

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re: Fushi Copperweld, Inc.**
> **Revised Preliminary Schedule 14A**
> **Filed September 28, 2012**
> **File No. 001-33669**
>
> **Amended Schedule 13E-3**
> **Filed September 28, 2012 by Fushi Copperweld, Inc. et. al.**
> **File No. 005-46672**

Dear Mr. Nussbaum:

We have reviewed your filings and have the following comments.

<u>Revised Preliminary Proxy Statement</u>

<u>Special Factors</u>

<u>Background of the Merger, page 10</u>

1.   We note your response to prior comment 7. Please explain why the parties believed there was a "likelihood of securing favorable terms from CDB for the financing."

2.   We reissue prior comment 11. We note that your revisions do not include any developments between January and March 30 and that you have not described the negotiations for which Weil Gotshal provided updates on three occasions.

<u>Recommendation of the Special Committee and Board of Directors, page 21</u>

<u>The Special Committee, page 21</u>

3.   We reissue prior comment 12.   We note that while BAML's opinion is addressed to a group of security holders that includes the unaffiliated security holders, it also includes affiliated holders, who may have different interests in the transaction.

<u>Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 25</u>

4.   We note your response to prior comment 13. In light of your response, revise this section to explain why BAML conducted the "no repatriation" cash flows analysis and why it deemed it material for inclusion in the proxy statement.

5.   We note the revisions made in response to prior comment 15. Please revise your new disclosure to provide the results of the analyses conducted in May 2011.

6.   On a related note, explain why BAML, in revising its approach to the analyses from May 2011 to June 2012, determined that EBITDA was not a reliable valuation metric for the company but in fact used that metric in the analyses conducted in 2012.

7.   Given the presentation of the results of the Selected Public Companies analysis in a tabular format, please tell us what consideration you have given to a similar presentation of the disclosure added in response to prior comment 16.

8.   We reissue prior comment 16 as it requested that, with respect to the Discounted Cash Flow analysis, you *show how that information resulted in the multiples/values disclosed*.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions